Exhibit 99.1

CSR ANNOUNCES DEBUT A$200 MILLION BOND ISSUE

CSR Limited (CSR) announced today that it had completed its inaugural A$ Medium Term Note issue totalling A$200 million.

The bonds mature on 17 March 2009. This issue extends the overall average maturity of CSR’s debt from 3.5 years as at 30 September 2003 to 4.8 years.

CSR will use the proceeds to refinance existing bilateral bank facilities and for general corporate purposes.

CSR’s original intent was to issue a minimum A$150 million in bonds.  The transaction was increased to CSR’s maximum offer size of A$200 million due to strong investor demand.  Notwithstanding the increase in volume, the issue was oversubscribed at the higher level.

“We were able to take advantage of the significant demand by investors for this issue as there have been few comparable corporate issuers in the Australian market,” said CSR Chief Financial Officer Warren Saxelby.

“We are pleased that we have achieved an attractive price which, on an all-in fixed rate basis, exceeded our expectations.  This deal enhances CSR’s debt portfolio with additional diversification of our lending sources and lengthens the maturity of our debt profile.

“The success of this inaugural transaction reaffirms the strength of CSR’s reputation in the Australian market.”

CSR’s credit ratings are BBB+(stable)/Baa2(positive)/BBB+(stable).  ABN AMRO and National Australia Bank acted as joint lead managers for this transaction.

12 March 2004

Media/analyst enquiries:

Andrée Taylor, CSR Investor Relations

Tel:  +612 9235 8053 / Mob:  +61(0) 419 476 588

Email:  ABTaylor@csr.com.au

CSR Limited ABN 90 000 001 276

9 Help Street, Chatswood  NSW  2067, Locked Bag 6, Chatswood  NSW  2057, Australia

Telephone +612 9235 8053 Facsimile +612 9235 8055 E-mail investorrelations@csr.com.au